

October 14, 2010

Mr. Hui Tian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

   RE: China BCT Pharmacy Group, Inc.
      Amendment to Registration Statement on
      Form S-1
      Filed September 30, 2010
      File No. 333-165161
      Form 10-K for Fiscal Year Ended
      December 31, 2009
      Filed March 31, 2010
      File No. 333-145620

Dear Mr. Tang:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the share entrustment agreement mentioned as part of the restructuring of the company. Please clarify whether this agreement is still in effect. If so, please provide a detailed discussion of the terms of this agreement and file as an exhibit. In addition, to the extent this agreement is still in place, please explain the impact on the beneficial

ownership disclosure. The disclosure on page four states "this agreement provided that the Liuzhou BCT shareholders had the right to direct the votes of the shares of Ingenious which represented their previous equity interests in Liuzhou BCT as reflected in Forever Well and thereafter in Ingenious and that they would receive any distributions made with respect to these shares of Ingenious common stock or any of its subsidiaries." If this agreement is still in place, it is unclear why the shares held by Ms. Zhang are not beneficially owned by the Liuzhou BCT shareholders.

2. The disclosure on page 107 that the legality opinion was provided by McKenna, Long, Aldridge LLP is inconsistent with the opinion that has been filed, which was provided by Loeb & Loeb. Please either revise the disclosure or provide the revised legality opinion.

Interim Financial Statements

Statement of Income, page Q-1

3. It appears you removed per share data for the quarter ended June 30, 2009. Please revise to reinsert such data or tell us why such data is not required to be presented.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director